12 December 2007

Legal & General

Legal & General Group
One Coleman Street
London
EC2R 5AA

Telephone: 020 3124 2345
www.legalandgeneral.com

[redacted]

08000363

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- ***2007 Further steps in capital restructuring***

Please stamp and return enclosed receipt copy letter.

Yours faithfully

PROCESSED
JAN 25 2008
THOMSON FINANCIAL

J W Maddock
Head of Investor Relations

Enc

Legal & General Group Plc
Registered in England No. 1417162
Registered Office: One Coleman Street
London EC2R 5AA

12 December 2007

RECEIVED

2008 JAN 23 A 7:43

Legal & General

Legal & General Group
One Coleman Street
London
EC2R 5AA

Telephone: 020 3124 2345
www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- ***2007 Interim Report and Accounts***

Please stamp and return enclosed receipt copy letter.

Yours faithfully

J W Maddock
Head of Investor Relations

Enc

12 December 2007

RECEIVED

2008 JAN 23 A 10:13

Legal & General

Legal & General Group
One Coleman Street
London
EC2R 5AA

Telephone: 020 3124 2345
www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *2007 Policyholder communication*

Please stamp and return enclosed receipt copy letter.

Yours faithfully

J W Maddock
Head of Investor Relations

Enc

12 December 2007

RECEIVED

2007 DEC 23 A 8:52

Legal & General

Legal & General Group
One Coleman Street
London
EC2R 5AA

Telephone: 020 3124 2345
www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- ***2007 Q3 New Business Results***

Please stamp and return enclosed receipt copy letter.

Yours faithfully

J W Maddock
Head of Investor Relations

Enc

END